Exhibit 21

Subsidiaries of Eclipsys Corporation

Subsidiary Name	Jurisdiction

Eclipsys Canada Corporation	Canada

Eclipsys International Holdings, LLC	Delaware

Eclipsys Practice Solutions, LLC	Delaware

Eclipsys ME, FZ-LLC	Dubai, UAE

Eclipsys (India) Private Limited	India

Eclipsys Malaysia, SDN, BHD	Malaysia

Eclipsys (Mauritius) Limited	Mauritius

Eclipsys Healthcare IT (Singapore) PTE. LTD.	Singapore